UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MATERIAL INFORMATION

Avianca Holdings S.A. (“AVH” or the “Company”), following up the information published today in some media as in respect of the undergoing process of our search for a strategic investor, informs:

1.	The Company has received conditional and confidential proposals from certain parties interested in continuing with the negotiations of a possible alliance with AVH.

2.	These proposals are being analyzed by the Company and its advisors in order to fully understand their terms and conditions, as well as to determine their feasibility and possible steps to follow.

3.	Receiving those conditional offers is a normal fact in this type of search for a strategic investor, of which the Company has previously informed the market.

4.	The administration of the Company up to now has not made any decision on the proposals received which implies an obligation for the Company to continue or to close to any negotiation with any party.

5.	If the process advances and the material facts subject to material information for the market come out, the Company will proceed in conformity with the law and accordingly to its practice.

Bogota, December 6th, 2016

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2016

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs